Total Nutraceutical Solutions, Inc.

80 Columbia Street

Stevenson, Washington 98648

Via Electronic Submission through EDGAR

October 4, 2010

Larry Spirgel, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail-Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Paul Fischer, Larry Spirgel

RE:

Total Nutraceutical Solutions, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed April 15, 2010

File No.  000-52864

Dear Mr Spirgel,

This cover letter is being filed on EDGAR in response to the Staff’s comment letter to us, dated September 21, 2010, in connection with our above referenced Form 10-K filed by the registrant on April 145, 2010.  Responses to the comments contained in the comment letter follow the comment number below.

1.

Actually in the Form 10-K referenced above, we do not refer to a consulting agreement, but rather to a consulting arrangement.  The reason for this is that only an unsigned term sheet was presented to our board of directors in October 2008 pending the drafting and signing of a full employment agreement with Dr. Hausman.  Our board of directors passed a resolution authorizing the payment of $10,000 per month for consulting services, $3,000 per month to cover office expenses,  and the reimbursement of reasonable travel expenses for Dr. Hausman in October 2008, pending the finalizing of an employment agreement with Dr. Hausman.  However, the planned employment agreement was never drafted or signed.  The payments under this temporary consulting arrangement began in November 2008 and persisted through 2009.  The payments authorized by the board of directors were only part of the compensation contemplated by the unsigned term sheet for an employment agreement.  Therefore, no consulting agreement was filed with the Form 10-K for our fiscal year ended December 31, 2009 filed on April 15, 2010 since there is no signed written consulting agreement pursuant to which the compensation received by Dr. Hausman in 2008 and 2009 was paid.

Dr. Hausman intends to enter into a written employment agreement with Total Nutraceutical Solultions as soon as the company has the financial resources to compensate him.

Due to the fact that in the process of checking the consulting arrangement information in preparation for this response we discovered that office expense payments in the amount of $3,000 per month to Dr. Hausman in 2008 and 2009 were not included in the Executive Compensation table, we plan to file an amended Form 10-K for the fiscal year ended December 31, 2009 which will also include the requested information in comments 2 and 3 as well.

2.

We undertake to expand our disclosure concerning each of our directors in compliance with Item 401(e) of Regulation S-K in our future filings.

3.

Concerning this comment, I assume that you meant to refer to Item 101(e)(3) rather than Item 401(e)(3) of Regulation S-K.  We undertake to include a reference to our website in our Annual Report in compliance with Item 101(e)(3) in our future filings.

We acknowledge the company is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission horn taking any action with respect to the filing, and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (509) 427-5132 or our securities counsel, Michael R. Espey at (206) 860-6022 should you have any questions, comments, or responses about the contents of this letter.  Our company fax number is (509) 427-5422.

Sincerely,

/s/ Marvin S. Hausman, M.D.

Marvin S. Hausman, M.D.

Chairman & Chief Executive Officer

Total Nutraceutical Solutions, Inc.